UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-
           1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 10) *

             Meritage Hospitality Group Inc., a Michigan corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   59000K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Christopher B. Hewett
                                    President
                             Meritage Capital Corp.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 16, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

CUSIP NO.  59000K 10 1             SCHEDULE 13D                Page 2 of 6 Pages



1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Meritage Capital Corp.
     65-0457574

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                       (b)  [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

                              7    SOLE VOTING POWER

                                        -0-
 NUMBER OF
   SHARES
BENEFICIALLY                  8    SHARED VOTING POWER
OWNED BY EACH
 REPORTING                              1,392,858
PERSON WITH
                              9    SOLE DISPOSITIVE POWER

                                        -0-

                              10   SHARED DISPOSITIVE POWER

                                        1,392,858

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,392,858

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%

14   TYPE OF REPORTING PERSON

     CO

CUSIP NO.  59000K 10 1             SCHEDULE 13D                Page 3 of 6 Pages



1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christopher B. Hewett

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                       (b)  [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                              7    SOLE VOTING POWER

                                        250,739
 NUMBER OF
   SHARES
BENEFICIALLY                  8    SHARED VOTING POWER
OWNED BY EACH
 REPORTING                              1,392,858
PERSON WITH
                              9    SOLE DISPOSITIVE POWER

                                        250,739

                              10   SHARED DISPOSITIVE POWER

                                        1,392,858

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,643,597

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.6%

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO.  59000K 10 1             SCHEDULE 13D                Page 4 of 6 Pages



1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert E. Schermer, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                       (b)  [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                              7    SOLE VOTING POWER

                                        184,243
 NUMBER OF
   SHARES
BENEFICIALLY                  8    SHARED VOTING POWER
OWNED BY EACH
 REPORTING                              -0-
PERSON WITH
                              9    SOLE DISPOSITIVE POWER

                                        184,243

                              10   SHARED DISPOSITIVE POWER

                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     184,243

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14   TYPE OF REPORTING PERSON

     IN

This Schedule 13D as previously filed is amended in Items 3 through 5 by adding the material below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 5(c) below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See pages 2, 3 and 4, nos. 11 and 13.

     (b)  See pages 2, 3 and 4, nos. 7-10.

     (c) On October 16, 1998, Mr. Schermer used personal funds to acquire 500 of the Issuer's common shares at a price of $1.0625 per share. On October 16, 1998, Mr. Schermer used personal funds to acquire 500 of the Issuer's common shares for his minor children at a price of $1.1875 per share. On October 22, 1998, Mr. Schermer used personal funds to acquire 500 of the Issuer's common shares at a price of $1.25 per share. All transactions were market transactions.

          On December 1, 1998, options for 9,000 common shares granted to Mr. Schermer pursuant to the 1996 Management Equity Incentive Plan will become exercisable. However, because the option exercise price is greater than the current market price, these options currently have no value. Because of Mr. Hewett's resignation at President and Chief Executive Officer on October 6, 1998, Mr. Hewett is no longer eligible for options pursuant to the 1996 Management Equity Incentive Plan. Mr. Hewett chose not to exercise any options that had previously vested under the 1996 Management Equity Incentive Plan. On October 7, 1998, options for 5,000 common shares granted to Mr. Hewett pursuant to the 1996 Directors' Share Option Plan became exercisable. The option exercise price is $1.33 per share.

          On November 6, 1998, Meritage Capital Corp. ("MCC") transferred 51,509 of the Issuer's common shares owned by MCC to Robert E. Schermer, Sr., at a price of $1.4685 per share, as full payment of an obligation owed by MCC to Mr. Schermer, Sr. On November 16, 1998, MCC sold, in a private transaction, 106,933 of the Issuer's common shares owned by MCC to Mr. Schermer, Sr. at a price of $1.375 per share.

          In connection with these transactions, beneficial ownership in the Issuer is as follows: Meritage Capital Corp. - 24.3%; Mr. Hewett - 28.6%; and Mr. Schermer - 3.2%.

     (d)  None.

     (e)  Not applicable.





                                Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 19, 1998                     MERITAGE CAPITAL CORP.


                                              By: /s/ Christopher B. Hewett
                                                  ---------------------------
                                                  Christopher B. Hewett
                                                  President


                                                   /s/ Christopher B. Hewett
                                                   --------------------------
                                                   Christopher B. Hewett
                                                   Individually


                                                   /s/ Robert E. Schermer, Jr.
                                                   ---------------------------
                                                   Robert E. Schermer, Jr.
                                                   Individually




                                      Page 6 of 6 Pages